NR09-17	June 30, 2009

International Tower Hill Mines Retains Renmark Financial Communications Inc.

Vancouver, B.C…International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce that it has retained the services of Renmark Financial Communications Inc. of Montreal, Quebec (“Renmark”) to handle its North American investor relations activities.

“We are pleased to announce that we have selected Renmark to reinforce the Company’s profile in the financial community and enhance the visibility of our project portfolio.  We chose Renmark because its standards and methodologies fit best with the message we wish to communicate to the investing public,” noted Jeffrey A. Pontius, President and Chief Executive Officer.

In consideration of the services to be provided by Renmark, the Company has agreed to pay a monthly retainer of $7,000, plus reimbursement of approved expenses.  The agreement with Renmark has a term of 12 months, commencing July 1, 2009, and the Company has the right to terminate the agreement at any time after December 31, 2009 by providing Renmark with a 30-day written notice to that effect.

Renmark does not have any interest, directly or indirectly, in the Company or its securities, or any right or intent to acquire such an interest.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

Renmark Financial Communications Inc.

Barry Mire: bmire@renmarkfinancial.com

Maurice Dagenais: mdagenais@renmarkfinancial.com

Tel.: 514 939-3989 or 416 644-2020

www.renmarkfinancial.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release, which has been prepared by management.